FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For May 6, 2011

Commission File Number: 001-10306

The Royal Bank of Scotland Group plc

RBS, Gogarburn, PO Box 1000
Edinburgh EH12 1HQ

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X	Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	___	No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

The following information was issued as a Company announcement in London, England and is furnished pursuant to General Instruction B to the General Instructions to Form 6-K:

Divisional performance

The operating profit/(loss)(1) of each division is shown below.

	Quarter ended
	31 March 2011	31 December 2010	31 March 2010
	£m	£m	£m

Operating profit/(loss) before impairment losses by division
UK Retail	702	780	527
UK Corporate	598	552	504
Wealth	85	93	66
Global Transaction Services	207	270	233
Ulster Bank	84	105	81
US Retail & Commercial	190	169	183

Retail & Commercial	1,866	1,969	1,594
Global Banking & Markets	1,074	522	1,530
RBS Insurance	67	(9)	(50)
Central items	(42)	119	338

Core	2,965	2,601	3,412
Non-Core	35	(405)	145

Group operating profit before impairment losses	3,000	2,196	3,557

Impairment losses by division
UK Retail	194	222	387
UK Corporate	105	219	186
Wealth	5	6	4
Global Transaction Services	20	3	-
Ulster Bank	461	376	218
US Retail & Commercial	110	105	143

Retail & Commercial	895	931	938
Global Banking & Markets	(24)	(5)	32
Central items	1	4	1

Core	872	930	971
Non-Core	1,075	1,211	1,704

Group impairment losses	1,947	2,141	2,675

Note:
(1)
Operating profit/(loss) before movement in the fair value of own debt, Asset Protection Scheme credit default swap - fair value changes, amortisation of purchased intangible assets, integration and restructuring costs, strategic disposals, bonus tax, write-down of goodwill and other intangible assets and RFS Holdings minority interest.

Divisional performance (continued)

	Quarter ended
	31 March 2011	31 December 2010	31 March 2010
	£m	£m	£m

Operating profit/(loss) by division
UK Retail	508	558	140
UK Corporate	493	333	318
Wealth	80	87	62
Global Transaction Services	187	267	233
Ulster Bank	(377)	(271)	(137)
US Retail & Commercial	80	64	40

Retail & Commercial	971	1,038	656
Global Banking & Markets	1,098	527	1,498
RBS Insurance	67	(9)	(50)
Central items	(43)	115	337

Core	2,093	1,671	2,441
Non-Core	(1,040)	(1,616)	(1,559)

Group operating profit	1,053	55	882

	Quarter ended
	31 March 2011	31 December 2010	31 March 2010
	%	%	%

Net interest margin by division
UK Retail	4.04	4.05	3.71
UK Corporate	2.73	2.55	2.41
Wealth	3.45	3.29	3.42
Global Transaction Services	5.91	6.14	8.08
Ulster Bank	1.72	1.77	1.79
US Retail & Commercial	3.01	3.00	2.72

Retail & Commercial	3.27	3.21	3.01
Global Banking & Markets	0.76	0.93	1.13
Non-Core	0.90	1.09	1.27

Group net interest margin	2.03	2.02	1.95

Divisional performance (continued)

	31 March 2011	31 December 2010		31 March 2010
	£bn	£bn	Change	£bn	Change

Risk-weighted assets by division
UK Retail	50.3	48.8	3%	49.8	1%
UK Corporate	79.3	81.4	(3%)	91.3	(13%)
Wealth	12.6	12.5	1%	11.7	8%
Global Transaction Services	18.2	18.3	(1%)	20.4	(11%)
Ulster Bank	31.7	31.6	-	32.8	(3%)
US Retail & Commercial	53.6	57.0	(6%)	63.8	(16%)

Retail & Commercial	245.7	249.6	(2%)	269.8	(9%)
Global Banking & Markets	146.5	146.9	-	141.8	3%
Other	14.5	18.0	(19%)	9.6	51%

Core	406.7	414.5	(2%)	421.2	(3%)
Non-Core	128.5	153.7	(16%)	164.3	(22%)

Group before benefit of Asset Protection Scheme	535.2	568.2	(6%)	585.5	(9%)
Benefit of Asset Protection Scheme	(98.4)	(105.6)	(7%)	(124.8)	(21%)

Group before RFS Holdings minority interest	436.8	462.6	(6%)	460.7	(5%)
RFS Holdings minority interest	2.9	2.9	-	106.5	(97%)

	439.7	465.5	(6%)	567.2	(22%)

Employee numbers by division (full time equivalents in continuing operations rounded to the nearest hundred)	31 March 2011	31 December 2010	31 March 2010

UK Retail	28,100	28,200	29,200
UK Corporate	13,100	13,100	12,400
Wealth	5,400	5,200	4,900
Global Transaction Services	2,700	2,600	3,500
Ulster Bank	4,300	4,200	4,300
US Retail & Commercial	15,400	15,700	15,700
Retail & Commercial	69,000	69,000	70,000
Global Banking & Markets	19,000	18,700	18,200
RBS Insurance	14,900	14,500	14,200
Group Centre	4,800	4,700	4,400

Core	107,700	106,900	106,800
Non-Core	6,700	6,900	14,900

	114,400	113,800	121,700
Business Services	34,100	34,400	38,000
Integration	-	300	300

Group	148,500	148,500	160,000

UK Retail

	Quarter ended
	31 March 2011	31 December 2010	31 March 2010
	£m	£m	£m

Income statement
Net interest income	1,076	1,088	933

Net fees and commissions	270	316	259
Other non-interest income (net of insurance claims)	34	55	58

Non-interest income	304	371	317

Total income	1,380	1,459	1,250

Direct expenses
- staff	(215)	(208)	(225)
- other	(113)	(71)	(133)
Indirect expenses	(350)	(400)	(365)

	(678)	(679)	(723)

Operating profit before impairment losses	702	780	527
Impairment losses	(194)	(222)	(387)

Operating profit	508	558	140

Analysis of income by product
Personal advances	275	275	234
Personal deposits	254	271	277
Mortgages	543	557	422
Cards	238	251	229
Other, including bancassurance	70	105	88

Total income	1,380	1,459	1,250

Analysis of impairments by sector
Mortgages	61	30	48
Personal	95	131	233
Cards	38	61	106

Total impairment losses	194	222	387

Loan impairment charge as % of gross customer loans and advances (excluding reverse repurchase agreements) by sector
Mortgages	0.3%	0.1%	0.2%
Personal	3.3%	4.5%	7.1%
Cards	2.7%	4.0%	7.1%

Total	0.7%	0.8%	1.5%

UK Retail (continued)

Key metrics
	Quarter ended
	31 March 2011	31 December 2010	31 March 2010

Performance ratios
Return on equity (1)	26.2%	25.2%	7.1%
Net interest margin	4.04%	4.05%	3.71%
Cost:income ratio	49%	46%	57%
Adjusted cost:income ratio (2)	49%	47%	58%

	31 March 2011	31 December 2010		31 March 2010
	£bn	£bn	Change	£bn	Change

Capital and balance sheet
Loans and advances to customers (gross)
- mortgages	93.0	90.6	3%	84.8	10%
- personal	11.4	11.7	(3%)	13.2	(14%)
- cards	5.6	6.1	(8%)	6.0	(7%)
	110.0	108.4	1%	104.0	6%
Customer deposits (excluding bancassurance)	96.1	96.1	-	89.4	7%
Assets under management (excluding deposits)	5.8	5.7	2%	5.3	9%
Risk elements in lending	4.6	4.6	-	4.7	(2%)
Loan:deposit ratio (excluding repos)	112%	110%	200bp	113%	(100bp)
Risk-weighted assets	50.3	48.8	3%	49.8	1%

Notes:
(1)
Divisional return on equity is based on divisional operating profit after tax divided by average notional equity (based on 9% of the monthly average of divisional RWAs, adjusted for capital deductions); Q4 2010 adjusted for timing of intra-quarter items.

(2)	Adjusted cost:income ratio is based on total income after netting insurance claims and operating expenses.

Key points
UK Retail is committed to rebuilding customer trust and the reputation of its brands by becoming the most helpful and sustainable bank in the UK. During Q1 2011 the division developed increased online functionality and simplified the product offering as part of a continued effort to achieve this goal.

In March 2011 the first externally assessed, six-monthly review of the RBS and NatWest Customer Charters was published with UK Retail having delivered on 80% of the 25 goals outlined. Although this was a positive start, the division recognises that there is still far to go and will not be complacent. Already, further feedback is being sought from customers to ensure the Charters continue to really focus on delivering for our customers throughout 2011.

UK Retail has also continued with a major investment programme that began in 2010. This programme aims to support the improvement in customer service embodied by the Customer Charters by providing the division and its staff with the training and tools necessary to achieve the strategic goals of the division.

UK Retail (continued)

Key points (continued)
The economic environment in the UK remains challenging for the division’s customers and, while UK Retail remains focussed on providing support to customers who do find themselves in difficulty, the division also recognises the need for continued commitment to responsible lending - including first time buyers in the mortgage market.

Overall, Q1 2011 demonstrates continued progress towards achieving the business and strategic goals of the UK Retail division.

Q1 2011 compared with Q4 2010
•
Operating profit of £508 million in Q1 2011 was £50 million lower than in the previous quarter.  Excluding the lower Financial Services Compensation Scheme levy cost recognised in Q4 2010 and profit share payment received in the same quarter, operating profit increased £51 million in Q1 2011. Impairment losses improved by £28 million to £194 million.

•
UK Retail continued to drive strong growth in secured lending.
o Mortgage balances increased 3% on Q4 2010. RBS lending volumes showed signs of recovery in the quarter, with more new mortgages written at lower loan to value ratios. Market share of new mortgage lending increased to 14% in the quarter, well above the Group’s 8% share of stock.
o Unsecured lending fell by 4% in the quarter, in line with the Group’s continued focus on lower risk secured lending.
o Total deposits remained flat in the quarter after a strong period of growth in Q4 2010.
o The loan to deposit ratio at 31 March 2011 was 112%, slightly higher than the prior quarter ratio of 110%.

•
Net interest income fell by 1%, with net interest margin at 4.04%, a 1 basis point decline on Q4 2010. Asset margins fell marginally on Q4 2010, with rate upside offset by increased mortgage volumes written at lower loan to value ratios. Liability margins continued to contract in the quarter, largely reflecting the reduction in yield on current account hedges. Savings margins were broadly flat on Q4 2010.

•
Non-interest income fell by 18% from the prior quarter. Excluding the one-off profit share received in Q4 2010 and the impact of restructuring the division’s Bancassurance Joint Venture, fee income growth was 1% driven by an increase in transactional fees.

•
Overall expenses remained flat quarter on quarter. Excluding the lower Financial Services Compensation Scheme cost recognised in Q4 2010 and the effect of restructuring our Bancassurance Joint Venture, costs improved by 1%, with continued management focus on process re-engineering and technology investment. The cost:income ratio (net of insurance claims) increased marginally from 47% to 49%.

UK Retail (continued)

Q1 2011 compared with Q4 2010 (continued)
•
Impairment losses improved by 13% in Q1 2011. Impairments are expected to stabilise subject to normal seasonal fluctuations and broad stability within the economic environment.
o Mortgage impairment losses were £61 million on a total book of £93 billion. The quarter on quarter increase of £31 million primarily reflects the continued impact of difficult housing market conditions on the recovery of already defaulted debt. Arrears rates, which continue to be supported by low interest rates and good book growth, were stable and remained below the Council of Mortgage Lenders industry average.
o The unsecured portfolio impairment charge fell 31% to £133 million, on a book of £17 billion, with lower default volumes and improved collections performance. Industry benchmarks for cards arrears remain stable, with RBS continuing to perform better than the market.

•	Risk-weighted assets increased in the quarter, primarily reflecting business growth.

Q1 2011 compared with Q1 2010
•	Operating profit increased by £368 million, with income up 10%, costs down 6% and impairments 50% lower than in Q1 2010.

•	Net interest income was 15% higher than Q1 2010, with strong mortgage balance growth and recovering asset margins across all products but with continual competitive pressure on liability margins.

•
Costs were 6% lower than in Q1 2010, driven by careful management of process efficiencies within the branch network and operational centres. The cost:income ratio (net of insurance claims) improved from 58% to 49%.

•	Impairment losses decreased by 50% on Q1 2010 primarily reflecting lower arrears on the unsecured portfolio.

•	Savings balances were up 11% on Q1 2010, significantly outperforming the market which remains intensely competitive. Personal current account balances remained largely flat over the same period.

UK Corporate

	Quarter ended
	31 March 2011	31 December 2010	31 March 2010
	£m	£m	£m

Income statement
Net interest income	689	653	610

Net fees and commissions	244	251	224
Other non-interest income	88	79	105

Non-interest income	332	330	329

Total income	1,021	983	939

Direct expenses
- staff	(202)	(198)	(205)
- other	(90)	(93)	(103)
Indirect expenses	(131)	(140)	(127)

	(423)	(431)	(435)

Operating profit before impairment losses	598	552	504
Impairment losses	(105)	(219)	(186)

Operating profit	493	333	318

Analysis of income by business
Corporate and commercial lending	729	657	630
Asset and invoice finance	152	166	134
Corporate deposits	170	184	176
Other	(30)	(24)	(1)

Total income	1,021	983	939

Analysis of impairments by sector
Banks and financial institutions	3	12	2
Hotels and restaurants	8	18	16
Housebuilding and construction	32	47	14
Manufacturing	6	(9)	6
Other	1	(12)	37
Private sector education, health, social work, recreational and community services	11	21	8
Property	18	84	66
Wholesale and retail trade, repairs	16	31	18
Asset and invoice finance	10	27	19

Total impairment losses	105	219	186

UK Corporate (continued)

	Quarter ended
	31 March 2011	31 December 2010	31 March 2010

Loan impairment charge as % of gross customer loans and advances (excluding reverse repurchase agreements) by sector
Banks and financial institutions	0.2%	0.8%	0.1%
Hotels and restaurants	0.5%	1.1%	1.0%
Housebuilding and construction	2.8%	4.2%	1.3%
Manufacturing	0.5%	(0.7%)	0.4%
Other	-	(0.2%)	0.5%
Private sector education, health, social work, recreational and community services	0.5%	0.9%	0.4%
Property	0.2%	1.1%	0.8%
Wholesale and retail trade, repairs	0.7%	1.3%	0.7%
Asset and invoice finance	0.4%	1.1%	0.8%

Total	0.4%	0.8%	0.7%

Key metrics
	Quarter ended
	31 March 2011	31 December 2010	31 March 2010

Performance ratios
Return on equity (1)	15.8%	11.8%	9.9%
Net interest margin	2.73%	2.55%	2.41%
Cost:income ratio	41%	44%	46%

	31 March 2011	31 December 2010		31 March 2010
	£bn	£bn	Change	£bn	Change

Capital and balance sheet
Total third party assets	115.0	114.6	-	117.4	(2%)
Loans and advances to customers (gross)
- banks and financial institutions	6.0	6.1	(2%)	6.5	(8%)
- hotels and restaurants	6.7	6.8	(1%)	6.6	2%
- housebuilding and construction	4.5	4.5	-	4.3	5%
- manufacturing	5.1	5.3	(4%)	5.9	(14%)
- other	31.8	31.0	3%	31.1	2%
- private sector education, health, social work, recreational and community services	8.9	9.0	(1%)	8.5	5%
- property	30.2	29.5	2%	32.0	(6%)
- wholesale and retail trade, repairs	9.5	9.6	(1%)	10.4	(9%)
- asset and invoice finance	9.8	9.9	(1%)	9.0	9%
	112.5	111.7	1%	114.3	(2%)

Customer deposits	100.6	100.0	1%	91.4	10%
Risk elements in lending	4.6	4.0	15%	2.5	84%
Loan:deposit ratio (excluding repos)	110%	110%	-	124%	(1,400bp)
Risk-weighted assets	79.3	81.4	(3%)	91.3	(13%)

Note:
(1)
Divisional return on equity is based on divisional operating profit after tax, adjusted for a one-off item in Q1 2011, divided by average notional equity (based on 9% of the monthly average of divisional RWAs, adjusted for capital deductions).

UK Corporate (continued)

Key points
UK Corporate has made good progress in enhancing the ways in which it services and adds value to its corporate and SME customers.

During Q1 2011, the division exceeded its overall business lending targets. The SME Customer Charter, introduced in 2009, underscores UK Corporate’s determination to service its business customers fairly and transparently. This has brought real advantages to customers, with more than 80,000 SMEs benefiting from the Charter’s overdraft price promise during the quarter.

UK Corporate has engaged in a £300 million investment programme over five years to strengthen its customer proposition, delivery channels, data analytics and risk discipline, and is increasing the number of experienced business managers in branches. The development of tailored propositions for targeted segments has delivered initial success, with strong customer recruitment among, for example, businesses run by women and start-ups.

Q1 2011 compared with Q4 2010
•	Operating profit increased by 48% to £493 million, driven by lower impairments and a revision to deferred income recognition assumptions which boosted income in the quarter.

•
Net interest income rose by 6% as a result of this revision to income deferral assumptions.  Adjusting for this, (£50 million), net interest income was stable with net interest margin holding up well despite the continuing pressure on deposit margins. Customer deposits continued to grow. The growth in lending in Q1 2011 resulted from a transfer from Non-Core in preparation for the sale of the RBS England & Wales branch-based business to Santander. Underlying net lending was slightly down as customer deleveraging persisted.

•	Non-interest income was broadly in line with Q4 2010 with fee accelerations from refinancing in the quarter offsetting lower Global Banking & Markets related income and lower operating lease activity.

•	Total costs remain under control, down 2%, despite a small number of fraud cases costing £15 million in Q1 2011.

•
Impairments of £105 million were £114 million lower than Q4 2010. This was primarily driven by a release of latent provisions reflecting improving book quality and credit metrics. In addition specific provisions fell, following the small number of specific, significant impairments recorded in Q4 2010.

Q1 2011 compared with Q1 2010
•	Operating profit was up £175 million or 55%, primarily driven by lower impairments, widening asset margins and revised deferred income recognition assumptions implemented in Q1 2011.

•
Excluding the deferred fee impact, net interest income rose 5% and net interest margin increased 22 basis points, reflecting re-pricing of the lending portfolio. Customer deposits saw significant growth, up £9.2 billion (10%), through successful deposit-gathering initiatives. This contributed to an improvement in the loan to deposit ratio from 124% to 110%.

•	Non-interest income increased 1% as a result of strong refinancing activity largely offset by lower sales of financial market products.

•	Total costs decreased by 3% compared with Q1 2010, which included an OFT penalty of £29 million.

•	Impairments were 44% lower, reflecting improved book quality and credit metrics.

Wealth

	Quarter ended
	31 March 2011	31 December 2010	31 March 2010
	£m	£m	£m

Income statement
Net interest income	167	160	143

Net fees and commissions	97	94	95
Other non-interest income	17	17	17

Non-interest income	114	111	112

Total income	281	271	255

Direct expenses
- staff	(100)	(96)	(99)
- other	(44)	(29)	(35)
Indirect expenses	(52)	(53)	(55)

	(196)	(178)	(189)

Operating profit before impairment losses	85	93	66
Impairment losses	(5)	(6)	(4)

Operating profit	80	87	62

Analysis of income
Private banking	231	220	204
Investments	50	51	51

Total income	281	271	255

Key metrics
	Quarter ended
	31 March 2011	31 December 2010	31 March 2010

Performance ratios
Return on equity (1)	19.0%	21.0%	15.9%
Net interest margin	3.45%	3.29%	3.42%
Cost:income ratio	70%	66%	74%

	31 March 2011	31 December 2010		31 March 2010
	£bn	£bn	Change	£bn	Change

Capital and balance sheet
Loans and advances to customers (gross)
- mortgages	7.8	7.8	-	6.8	15%
- personal	7.0	6.7	4%	6.2	13%
- other	1.7	1.6	6%	1.5	13%
	16.5	16.1	2%	14.5	14%
Customer deposits	37.5	36.4	3%	36.4	3%
Assets under management (excluding deposits)	34.4	32.1	7%	31.7	9%
Risk elements in lending	0.2	0.2	-	0.2	-
Loan:deposit ratio (excluding repos)	44%	44%	-	40%	400bp
Risk-weighted assets	12.6	12.5	1%	11.7	8%

Note:
(1)
Divisional return on equity is based on divisional operating profit after tax divided by average notional equity (based on 9% of the monthly average of divisional RWAs, adjusted for capital deductions).

Wealth (continued)

Key points
In Q1 2011 Wealth announced a new set of goals and strategic plans, which have been accompanied by significant management change. The new strategy focuses on a narrower range of territories, balancing mature and growth markets, where the Coutts brand is strong and resonant. Wealth is already making progress in the UK with an increased focus on investment advisory services, while internationally cash management services are receiving increasing attention.

The new Wealth strategy is underpinned by technology. A new IT platform, already in place within Wealth International was launched in Adam & Company during Q1 2011 and will be rolled out to the rest of the UK businesses during the year. This new platform will enhance the customer service provided to Wealth clients and allow for an integrated banking platform throughout the division. It is only the first of a number of planned technology investments to improve customer connectivity and take advantage of the growth opportunity the division represents.

Q1 2011 compared with Q4 2010
•
Operating profit decreased 8% to £80 million in the first quarter with an increase in income being more than offset by increased expenses as the division continues to invest in enhancing its strategic proposition.

•
Income increased 4% in Q1 2011, with net interest income up 4% primarily reflecting increased treasury income. As a result, net interest margin improved by 16 basis points. Non-interest income rose 3% reflecting growth in assets under management and improved brokerage income.

•	Expenses grew by 10% to £196 million reflecting significant investment to support strategic initiatives.

•	Lending volumes maintained strong momentum in the quarter with balances up a further 2%. Assets under management experienced strong growth of 7%.

Q1 2011 compared with Q1 2010
•	Q1 2011 operating profit of £80 million was 29% higher than Q1 2010 as a result of strong income growth reflecting continued increases in client assets and liabilities managed by the division.

•	Income increased by 10%, driven by a 17% increase in net interest income. Strong growth in lending margins and lending volumes was supported by increased deposit balances.

•	Expenses grew by 4% reflecting additional strategic investment offset by phasing of bonus expense.

•
Client assets and liabilities managed by the division increased by 7%. This reflects the success of attracting new customer deposits and sustained lending growth within the UK. There was continued recovery in assets under management as underlying balances grew 3% despite the impact of client losses in the international businesses, resulting from the private banker attrition previously experienced.

Global Transaction Services

	Quarter ended
	31 March 2011	31 December 2010	31 March 2010
	£m	£m	£m

Income statement
Net interest income	260	263	217
Non-interest income	282	375	390

Total income	542	638	607

Direct expenses
- staff	(96)	(105)	(104)
- other	(29)	(51)	(33)
Indirect expenses	(210)	(212)	(237)

	(335)	(368)	(374)

Operating profit before impairment losses	207	270	233
Impairment losses	(20)	(3)	-

Operating profit	187	267	233

Analysis of income by product
Domestic cash management	212	207	194
International cash management	211	223	185
Trade finance	73	81	71
Merchant acquiring	3	80	115
Commercial cards	43	47	42

Total income	542	638	607

Key metrics
	Quarter ended
	31 March 2011	31 December 2010	31 March 2010

Performance ratios
Return on equity (1)	30.8%	42.7%	35.8%
Net interest margin	5.91%	6.14%	8.08%
Cost:income ratio	62%	58%	62%

	31 March 2011	31 December 2010		31 March 2010
	£bn	£bn	Change	£bn	Change

Capital and balance sheet
Total third party assets	27.1	25.2	8%	25.6	6%
Loans and advances	17.2	14.4	19%	14.3	20%
Customer deposits	69.3	69.9	(1%)	64.6	7%
Risk elements in lending	0.2	0.1	100%	0.2	-
Loan:deposit ratio (excluding repos)	25%	21%	400bp	22%	300bp
Risk-weighted assets	18.2	18.3	(1%)	20.4	(11%)

Note:
(1)
Divisional return on equity is based on divisional operating profit after tax divided by average notional equity (based on 9% of the monthly average of divisional RWAs, adjusted for capital deductions).

Global Transaction Services (continued)

Key points
Global Transaction Services (GTS) delivered a strong deposit-gathering performance over the past year and, with the reinforcement of the management of the business in January, the division is poised to take further advantage of its strong position as a liquidity manager and provider of working capital solutions to its customers.

During the first quarter success was achieved with innovative supply chain finance services, among other product developments, and GTS has continued its support of UK exporters in growing their businesses in new markets.

Q1 2011 compared with Q4 2010
•
Operating profit fell 30%, in part reflecting the sale of GMS, which completed on 30 November 2010. Adjusting for the disposal, operating profit decreased 21% significantly driven by a specific impairment provision recognised in Q1 2011.

•	Excluding GMS, income was 3% lower as a result of volume and pricing pressure in the International Cash Management and Trade businesses.

•	Expenses, excluding GMS, increased by 5%, driven by higher technology and support infrastructure costs, partly offset by tight cost control of discretionary expenditure.

•	Q1 2011 impairment losses of £20 million included a single large provision.

•	Third party assets increased by £1.9 billion due to an increase in UK Domestic Cash Management lending. This affected the loan to deposit ratio, which increased by 400 basis points to 25%.

•
For the two months in Q4 2010 before completion of the disposal, GMS recorded income of £80 million, expenses of £50 million and an operating profit of £30 million. Q1 2011 includes £3 million of income from the ongoing investment that GTS holds in WorldPay.

Q1 2011 compared with Q1 2010
•	Operating profit decreased 20%, primarily reflecting the sale of GMS which completed on 30 November 2010. Adjusting for the disposal, operating profit increased 5%.

•	Excluding GMS, income was 10% higher, with a strong increase in income from Domestic and International Cash Management products driven by growth in interest-bearing balances.

•	Customer deposits increased by 7% to £69.3 billion as a result of higher international cash management balances reflecting further strengthening of deposit gathering initiatives.

•
Third party assets, excluding GMS, increased by £2.9 billion, driven by an increase in trade finance balances and the impact of Yen clearing activities brought in-house during 2010. The loan to deposit ratio increased by 300 basis points to 25%.

•	During Q1 2010, GMS recorded income of £115 million, total expenses of £61 million and an operating profit of £54 million.

Ulster Bank

	Quarter ended
	31 March 2011	31 December 2010	31 March 2010
	£m	£m	£m

Income statement
Net interest income	169	187	188

Net fees and commissions	36	40	35
Other non-interest income	15	16	18

Non-interest income	51	56	53

Total income	220	243	241

Direct expenses
- staff	(56)	(57)	(66)
- other	(18)	(17)	(19)
Indirect expenses	(62)	(64)	(75)

	(136)	(138)	(160)

Operating profit before impairment losses	84	105	81
Impairment losses	(461)	(376)	(218)

Operating loss	(377)	(271)	(137)

Analysis of income by business
Corporate	113	122	145
Retail	113	124	112
Other	(6)	(3)	(16)

Total income	220	243	241

Analysis of impairments by sector
Mortgages	233	159	33
Corporate
- property	97	69	82
- other corporate	120	135	91
Other lending	11	13	12

Total impairment losses	461	376	218

Loan impairment charge as % of gross customer loans and advances (excluding reverse repurchase agreements) by sector
Mortgages	4.3%	3.0%	0.8%
Corporate
- property	7.2%	5.1%	3.3%
- other corporate	5.5%	6.0%	3.5%
Other lending	2.8%	4.0%	2.0%

Total	5.0%	4.1%	2.3%

Ulster Bank (continued)

Key metrics
	Quarter ended
	31 March 2011	31 December 2010	31 March 2010

Performance ratios
Return on equity (1)	(41.9%)	(29.8%)	(14.9%)
Net interest margin	1.72%	1.77%	1.79%
Cost:income ratio	62%	57%	66%

	31 March 2011	31 December 2010		31 March 2010
	£bn	£bn	Change	£bn	Change

Capital and balance sheet
Loans and advances to customers (gross)
- mortgages	21.5	21.2	1%	16.1	34%
- corporate
- property	5.4	5.4	-	9.9	(45%)
- other corporate	8.8	9.0	(2%)	10.4	(15%)
- other lending	1.5	1.3	15%	2.4	(38%)

	37.2	36.9	1%	38.8	(4%)
Customer deposits	23.8	23.1	3%	23.7	-
Risk elements in lending
- mortgages	1.8	1.5	20%	0.7	157%
- corporate
- property	1.0	0.7	43%	1.0	-
- other corporate	1.6	1.2	33%	1.1	45%
- other lending	0.2	0.2	-	0.2	-

	4.6	3.6	28%	3.0	53%
Loan:deposit ratio (excluding repos)	147%	152%	(500bp)	159%	(1200bp)
Risk-weighted assets	31.7	31.6	-	32.8	(3%)

Spot exchange rate - €/£	1.131	1.160		1.122

Note:
(1)	Divisional return on equity is based on divisional operating loss after tax divided by average notional equity (based on 9% of the monthly average of divisional RWAs, adjusted for capital deductions).

Key points
Ulster Bank’s results for Q1 2011 continue to be overshadowed by the challenging economic climate in Ireland, with impairments remaining elevated. Key priorities are the further development of Ulster Bank’s deposit-gathering franchise combined with cost control. Nonetheless, the early restructuring measures undertaken by Ulster Bank have left it in position to capitalise on those growth opportunities that are starting to emerge in the significantly more consolidated Irish banking market, particularly in export-oriented sectors.

Q1 2011 compared with Q4 2010
•	Operating loss for the quarter was £377 million, a deterioration of £106 million compared with the previous quarter. The key driver was an increase in impairment losses of £85 million.

•
Net interest income declined by 9% in constant currency terms. Higher funding costs in both the wholesale and deposit markets more than offset actions to improve lending margins. Non-interest income fell 11% in constant currency terms, partially reflecting the loss of income from the Merchant Services business, disposed of in Q4 2010.

Ulster Bank (continued)

Key points (continued)

Q1 2011 compared with Q4 2010 (continued)
•	Direct costs remained relatively flat, reflecting continued tight expense management.

•
Impairment losses were £461 million, an increase of 22% on a constant currency basis, driven by the continued deterioration in retail mortgage credit metrics. Higher levels of default were also recorded in the Corporate Investment and SME portfolio. The credit quality of customers has continued to decline in line with market trends.

•	Deposits remained resilient in the period, up 1% at constant exchange rates, with continued steady growth in both retail and business banking deposits.

•	Loans to customers fell by 1% at constant exchange rates as repayments continued to exceed demand for new lending.

Q1 2011 compared with Q1 2010
•	Income fell over the period reflecting the impact of higher funding costs and the continued high cost of deposit raising.

•	Expenses decreased by 15% on a constant currency basis, driven by the impact of the restructuring programme initiated in late 2009 and the continued focus on cost management.

•	Impairments rose by 119% on a constant currency basis, reflecting the significant deterioration in customer credit quality combined with asset price deflation over the period.

•	Loans and advances to customers reduced by 4% at constant exchange rates reflecting the impact of muted new business demand and continued customer deleveraging.

•	Customer deposits have increased slightly over the period with strong growth in current and savings accounts offset by lower wholesale balances.

US Retail & Commercial (£ Sterling)

	Quarter ended
	31 March 2011	31 December 2010	31 March 2010
	£m	£m	£m

Income statement
Net interest income	451	467	468

Net fees and commissions	170	169	177
Other non-interest income	73	62	75

Non-interest income	243	231	252

Total income	694	698	720

Direct expenses
- staff	(197)	(204)	(215)
- other	(124)	(124)	(134)
Indirect expenses	(183)	(201)	(188)

	(504)	(529)	(537)

Operating profit before impairment losses	190	169	183
Impairment losses	(110)	(105)	(143)

Operating profit	80	64	40

Average exchange rate - US$/£	1.601	1.581	1.560

Analysis of income by product
Mortgages and home equity	109	128	115
Personal lending and cards	107	113	114
Retail deposits	216	206	226
Commercial lending	137	141	142
Commercial deposits	69	75	81
Other	56	35	42

Total income	694	698	720

Analysis of impairments by sector
Residential mortgages	6	3	19
Home equity	40	26	6
Corporate and commercial	17	54	49
Other consumer	20	6	56
Securities	27	16	13

Total impairment losses	110	105	143

Loan impairment charge as % of gross customer loans and advances (excluding reverse repurchase agreements) by sector
Residential mortgages	0.4%	0.2%	1.1%
Home equity	1.1%	0.7%	0.1%
Corporate and commercial	0.3%	1.1%	1.0%
Other consumer	1.3%	0.3%	2.8%

Total	0.7%	0.7%	1.0%

US Retail & Commercial (£ Sterling) (continued)

Key metrics
	Quarter ended
	31 March 2011	31 December 2010	31 March 2010

Performance ratios
Return on equity (1)	4.4%	3.3%	1.9%
Net interest margin	3.01%	3.00%	2.72%
Cost:income ratio	72%	76%	74%

	31 March 2011	31 December 2010		31 March 2010
	£bn	£bn	Change	£bn	Change

Capital and balance sheet
Total third party assets	70.6	71.2	(1%)	78.9	(11%)
Loans and advances to customers (gross)
- residential mortgages	5.6	6.1	(8%)	6.7	(16%)
- home equity	14.7	15.2	(3%)	16.2	(9%)
- corporate and commercial	20.2	20.4	(1%)	20.5	(1%)
- other consumer	6.4	6.9	(7%)	8.0	(20%)
	46.9	48.6	(3%)	51.4	(9%)
Customer deposits (excluding repos)	56.7	58.7	(3%)	62.5	(9%)
Risk elements in lending
- retail	0.5	0.4	25%	0.4	25%
- commercial	0.5	0.5	-	0.3	67%
	1.0	0.9	11%	0.7	43%
Loan:deposit ratio (excluding repos)	81%	81%	-	81%	-
Risk-weighted assets	53.6	57.0	(6%)	63.8	(16%)

Spot exchange rate - US$/£	1.605	1.552		1.517

Note:
(1)
Divisional return on equity is based on divisional operating profit after tax divided by average notional equity (based on 9% of the monthly average of divisional RWAs, adjusted for capital deductions).

Key points
•	Sterling strengthened relative to the US dollar during the first quarter, with the average exchange rate increasing by 1% compared with Q4 2010.

•	Performance is described in full in the US dollar-based financial statements set out on pages 38 and 39.

US Retail & Commercial (US Dollar)

	Quarter ended
	31 March 2011	31 December 2010	31 March 2010
	$m	$m	$m

Income statement
Net interest income	723	739	730

Net fees and commissions	273	267	276
Other non-interest income	116	100	116

Non-interest income	389	367	392

Total income	1,112	1,106	1,122

Direct expenses
- staff	(315)	(322)	(335)
- other	(198)	(197)	(207)
Indirect expenses	(293)	(317)	(293)

	(806)	(836)	(835)

Operating profit before impairment losses	306	270	287
Impairment losses	(177)	(168)	(224)

Operating profit	129	102	63

Analysis of income by product
Mortgages and home equity	175	201	180
Personal lending and cards	171	179	178
Retail deposits	346	329	351
Commercial lending	219	223	222
Commercial deposits	110	119	126
Other	91	55	65

Total income	1,112	1,106	1,122

Analysis of impairments by sector
Residential mortgages	9	5	30
Home equity	64	40	10
Corporate and commercial	28	87	77
Other consumer	33	11	87
Securities	43	25	20

Total impairment losses	177	168	224

Loan impairment charge as % of gross customer loans and advances (excluding reverse repurchase agreements) by sector
Residential mortgages	0.4%	0.2%	1.2%
Home equity	1.1%	0.7%	0.2%
Corporate and commercial	0.3%	1.1%	1.0%
Other consumer	1.3%	0.4%	2.9%

Total	0.7%	0.8%	1.1%

US Retail & Commercial (US Dollar) (continued)

Key metrics
	Quarter ended
	31 March 2011	31 December 2010	31 March 2010

Performance ratios
Return on equity (1)	4.4%	3.3%	1.9%
Net interest margin	3.01%	3.00%	2.72%
Cost:income ratio	72%	76%	74%

	31 March 2011	31 December 2010		31 March 2010
	$bn	$bn	Change	$bn	Change

Capital and balance sheet
Total third party assets	113.2	110.5	2%	119.6	(5%)
Loans and advances to customers (gross)
- residential mortgages	9.1	9.4	(3%)	10.1	(10%)
- home equity	23.6	23.6	-	24.6	(4%)
- corporate and commercial	32.2	31.7	2%	31.1	4%
- other consumer	10.3	10.6	(3%)	12.1	(15%)
	75.2	75.3	-	77.9	(3%)
Customer deposits (excluding repos)	91.0	91.2	-	94.8	(4%)
Risk elements in lending
- retail	0.8	0.7	14%	0.6	33%
- commercial	0.8	0.7	14%	0.5	60%
	1.6	1.4	14%	1.1	45%
Loan:deposit ratio (excluding repos)	81%	81%	-	81%	-
Risk-weighted assets	86.0	88.4	(3%)	96.8	(11%)

Note:
(1)	Divisional return on equity is based on divisional operating profit after tax divided by average notional equity (based on 9% of monthly average of divisional RWAs, adjusted for capital deductions).

Key points
Despite operating in a challenging market and regulatory environment, US Retail & Commercial’s “back-to-basics” strategy has made good progress in developing the division’s customer franchise.

US Retail & Commercial has taken a market leading role in providing transparency around overdraft fees, communicating to its customers what new regulations mean and how they will affect their banking. In February, Citizens received external recognition for superior customer experience.

Citizens has continued to expand its branch network selectively and increased ATM distribution through partnerships, enhancing convenience for its customers. It has also invested in innovative technology channels such as mobile banking through an iPhone and iPad application. Citizens’ active online banking penetration of households - a key driver of retention - continues to grow and remains superior to peers.

Consumer Finance has continued to strengthen its alignment with branch banking, further increasing the penetration of products to deposit households, particularly branch-based credit cards. The Commercial Banking business has achieved good momentum, expanding specialised lines of business such as franchise and health care lending, and expanding its cross-sales of capital markets and Global Transaction Services (GTS) products.

US Retail & Commercial (US Dollar) (continued)

Key points (continued)

Q1 2011 compared with Q4 2010
•
US Retail & Commercial posted an operating profit of $129 million compared with $102 million in the prior quarter. The Q1 2011 operating environment remained challenging, marked by low absolute interest rates, high but stable unemployment, a soft housing market and the impact of legislative changes.

•
Net interest income was down 2%. Product net interest income was up slightly from the previous quarter and net interest margin increased by 1 basis point. Loans and advances were flat, with continued run-off of fixed rate consumer products offset by commercial loan growth.

•	Non-interest income was up 6% driven by higher securities gains partially offset by lower mortgage banking income.

•	Total expenses were 4% lower than Q4 2010, which included a number of specific items such as higher litigation costs.

•
Impairment losses were up 5% reflecting higher impairments related to securities, partially offset by improving credit conditions across the portfolio. Excluding the impact of the securities impairments, credit costs generally remained stable or improved across the entire portfolio.

Q1 2011 compared with Q1 2010
•	Operating profit increased to $129 million from $63 million, as impairments fell and expenses were reduced.

•
Net interest income was down 1%, as a result of a smaller balance sheet. Net interest margin improved by 29 basis points to 3.01% reflecting changes in deposit mix and continued discipline around deposit pricing, combined with the positive impact of the balance sheet restructuring programme carried out during Q3 2010.

•
Customer deposits were down 4% reflecting the impact of a changed pricing strategy on low margin term and time products partially offset by strong checking balance growth. Consumer checking balances grew by 7% while small business checking balances grew by 9%.

•
Non-interest income was in line with Q1 2010 reflecting lower deposit fees which were impacted by Regulation E legislative changes offset by higher gains on sales of securities. Regulation E prohibits financial institutions from charging consumers fees for paying overdrafts on automated teller machine (ATM) and one-off debit card transactions, unless a consumer consents, or opts in, to the overdraft service for those types of transactions.

•	Total expenses were down 3% primarily reflecting a change in accrual methodology relating to the annual incentive plan and lower Federal Deposit Insurance Corporation (FDIC) deposit insurance levies.

•
Impairment losses declined by 21% reflecting a gradual improvement in the underlying credit environment partially offset by higher impairments related to securities. Loan impairments as a percentage of loans and advances have declined to 0.7% from 1.1%.

Global Banking & Markets

	Quarter ended
	31 March 2011	31 December 2010	31 March 2010
	£m	£m	£m

Income statement
Net interest income from banking activities	193	245	379

Net fees and commissions receivable	390	425	345
Income from trading activities	1,752	893	2,027
Other operating income (net of related funding costs)	45	24	73

Non-interest income	2,187	1,342	2,445

Total income	2,380	1,587	2,824

Direct expenses
- staff	(863)	(554)	(887)
- other	(216)	(292)	(184)
Indirect expenses	(227)	(219)	(223)

	(1,306)	(1,065)	(1,294)

Operating profit before impairment losses	1,074	522	1,530
Impairment losses	24	5	(32)

Operating profit	1,098	527	1,498

Analysis of income by product
Rates - money markets	(74)	(65)	88
Rates - flow	733	413	699
Currencies & commodities	224	178	295
Credit and mortgage markets	885	433	959
Portfolio management and origination	337	445	469
Equities	275	183	314

Total income	2,380	1,587	2,824

Analysis of impairments by sector
Manufacturing and infrastructure	32	2	(7)
Property and construction	6	10	8
Banks and financial institutions	(23)	54	16
Other	(39)	(71)	15

Total impairment losses	(24)	(5)	32

Loan impairment charge as % of gross customer loans and advances (excluding reverse repurchase agreements)	(0.1%)	-	0.1%

Global Banking & Markets (continued)

Key metrics
	Quarter ended
	31 March 2011	31 December 2010	31 March 2010

Performance ratios
Return on equity (1)	20.8%	10.2%	30.5%
Net interest margin	0.76%	0.93%	1.13%
Cost:income ratio	55%	67%	46%
Compensation ratio (2)	36%	35%	31%

	31 March 2011	31 December 2010		31 March 2010
	£bn	£bn	Change	£bn	Change

Capital and balance sheet
Loans and advances to customers	70.1	75.1	(7%)	91.5	(23%)
Loans and advances to banks	46.2	44.5	4%	42.0	10%
Reverse repos	105.1	94.8	11%	93.1	13%
Securities	132.2	119.2	11%	116.6	13%
Cash and eligible bills	33.9	38.8	(13%)	61.9	(45%)
Other	35.8	24.3	47%	38.6	(7%)

Total third party assets (excluding derivatives mark-to-market)	423.3	396.7	7%	443.7	(5%)
Net derivative assets (after netting)	34.5	37.4	(8%)	66.9	(48%)
Customer deposits (excluding repos)	36.6	38.9	(6%)	47.0	(22%)
Risk elements in lending	1.8	1.7	6%	1.2	50%
Loan:deposit ratio (excluding repos)	191%	193%	(200bp)	195%	(400bp)
Risk-weighted assets	146.5	146.9	-	141.8	3%

Notes:
(1)
Divisional return on equity is based on divisional operating profit after tax divided by average notional equity (based on 10% of the monthly average of divisional RWAs, adjusted for capital deductions).

(2)	Compensation ratio is based on staff costs as a percentage of total income.

Key points
Q1 2011 witnessed a strong rebound in investor activity, compared with the prior quarter, which benefited GBM’s credit and mortgage franchises. This rebound lessened over the course of the quarter with the re-emergence of sovereign debt concerns and global economic uncertainty compounded by events in the Middle East and Japan. Specific exposure to these regions is limited, but these events had a dampening effect on overall client activity in the quarter.

Nevertheless, GBM continued to deliver on its strategic plan, focusing on its chosen client franchises and achieving its targeted return and efficiency metrics while investing for the future.

Global Banking & Markets (continued)

Key points (continued)

Q1 2011 compared with Q4 2010
•	Operating profit increased to £1,098 million with strong growth in income.

•	Revenue increased 50% on a slow Q4 2010, although investor confidence remained fragile:

○ The underlying Money Markets business was profitable but, as in Q4 2010, this was more than offset by the cost of the division’s funding activities.

○ Rates Flow and Currencies benefited from a rebound in market opportunities early in the quarter.

○ Credit and Mortgage Markets were well positioned to take advantage of higher activity driven by increased client risk appetite coupled with limited issuance.

○ The underlying Portfolio Management and Origination business remained broadly flat; the decline in revenue was driven by movements in market derivative values.

○ Equities had a solid quarter and improved sharply in comparison to a quiet Q4 2010.

•
The fall in net interest margin from 0.93% to 0.76% reflected a lengthening of the GBM funding profile and continuing margin compression on the portfolio as markets normalised and loans were booked or refinanced at finer margins.

•	Total costs increased £241 million in the quarter, primarily reflecting higher performance-related pay driven by the increase in revenue. This was partially offset by lower non-staff costs.

•	Impairments generated a net gain of £24 million in Q1 2011 as a small number of specific impairments were offset by a release of latent loss provision.

•	Third party assets increased by £27 billion from a seasonally low Q4 2010 level, but remained comfortably within the targeted range of £400 - £450 billion.

•	Risk-weighted assets remained flat, reflecting continued focus on the balance sheet and a prudent approach to risk management.

•	Return on equity of 20.8% was driven by the improved revenue performance on unchanged risk-weighted assets.

Q1 2011 compared with Q1 2010
•	Operating profit declined by 27% driven by a fall in revenue.

•	Although Q1 2011 began strongly, activity across all business lines was more restrained than Q1 2010 which benefitted from more buoyant client demand.

•	Total costs remained flat, with lower staff costs but an increase in non-staff costs, primarily driven by increased depreciation charges reflecting previous strategic investment.

•	Q1 impairments were minimal in both periods.

RBS Insurance

	Quarter ended
	31 March 2011	31 December 2010*	31 March 2010*
	£m	£m	£m

Income statement
Earned premiums	1,065	1,100	1,130
Reinsurers' share	(54)	(40)	(34)

Net premium income	1,011	1,060	1,096
Fees and commissions	(75)	(133)	(90)
Instalment income	35	38	42
Other income	35	70	38

Total income	1,006	1,035	1,086
Net claims	(784)	(898)	(966)

Underwriting profit	222	137	120

Staff expenses	(76)	(72)	(70)
Other expenses	(87)	(77)	(86)

Total direct expenses	(163)	(149)	(156)
Indirect expenses	(56)	(74)	(65)

	(219)	(223)	(221)

Technical result	3	(86)	(101)
Investment income	64	77	51

Operating profit/(loss)	67	(9)	(50)

Analysis of income by product
Personal lines motor excluding broker
- own brands	440	468	456
- partnerships	73	91	84
Personal lines home excluding broker
- own brands	117	120	116
- partnerships	98	100	99
Personal lines other excluding broker
- own brands	46	49	51
- partnerships	46	2	55
Other
- commercial	74	76	81
- international	80	82	79
- other (1)	32	47	65

Total income	1,006	1,035	1,086

* Revised to reflect reclassifications between certain income statement captions. The operating loss is unchanged.

RBS Insurance (continued)

Key metrics
	Quarter ended
	31 March 2011	31 December 2010	31 March 2010

In-force policies (000’s)
Personal lines motor excluding broker
- own brands	4,071	4,162	4,623
- partnerships	559	645	797
Personal lines home excluding broker
- own brands	1,738	1,758	1,755
- partnerships	1,836	1,850	1,896
Personal lines other excluding broker
- own brands	2,009	2,005	2,346
- partnerships	8,574	8,177	7,350
Other
- commercial	383	352*	264
- international	1,234	1,082	1,014
- other (1)	418	644	1,108

Total in-force policies (2)	20,822	20,675*	21,153

Gross written premium (£m)	1,037	988	1,090

Performance ratios
Return on equity (3)	7.0%	(0.9%)	(5.6%)
Loss ratio (4)	77%	85%	88%
Commission ratio (5)	8%	15%	9%
Expense ratio (6)	21%	19%	18%
Combined operating ratio (7)	106%	119%	116%

Balance sheet
General insurance reserves - total (£m)	7,541	7,559	7,101

*Revised

Notes:
(1)	Other is predominantly made up of the discontinued personal lines broker business.
(2)
Total in-force policies include travel and creditor policies sold through RBS Group. These comprise travel policies included in bank accounts e.g. Royalties Gold Account, and creditor policies sold with bank products including mortgage, loan and card repayment payment protection.

(3)	Divisional return on equity is based on divisional operating profit/(loss) after tax, divided by divisional average notional equity (based on regulatory capital).
(4)	Loss ratio is based on net claims divided by net premium income for the UK businesses.
(5)	Commission ratio is based on fees and commissions divided by gross written premium for the UK businesses.
(6)	Expense ratio is based on expenses (excluding fees and commissions) divided by gross written premium for the UK businesses.
(7)	Combined operating ratio is expenses (including fees and commissions) divided by gross written premium added to the loss ratio, for the UK businesses.

Key points
RBS Insurance returned to profit in the first quarter of 2011 with an operating profit of £67 million. RBS Insurance continues on a significant programme of investment designed to achieve a substantial improvement in operational and financial performance, ahead of the planned divestment of the business, with a current target date of the second half of 2012. New pricing models and business selection criteria have been the main drivers of the turnaround, coupled with early benefits from new claims processes.

RBS Insurance (continued)

Key points (continued)
While overall motor volumes have been deliberately reduced over recent months, new business continues to be grown in selected areas. In March 2011, negotiations started with Sainsbury's Finance with the intention of forming a long-term strategic partnership for the supply of car insurance under the Sainsbury's brand. RBS Insurance also entered the premium insurance market with the launch of Select Insurance from Direct Line.

Initiatives to grow ancillary income, implemented during 2010, continued to deliver into 2011.

Claims and underwriting profit showed strong improvement due to pricing methodology and underwriting selection which resulted in lower claims in the personal and commercial motor business. Overall prior year reserve impact was broadly neutral with a modest release from 2010 accident year motor reserves, which compensated for some adverse development in reserves for the end-December 2010 severe weather event.

Overall underwriting profit at £222 million was substantially better than recent quarters and the highest quarterly figure since Q2 2009.

The actions being taken to improve claims processes and operating efficiency, together with continued focus on pricing and underwriting, are intended to achieve major increases to profitability in future periods.

In the home business, gross written premiums and total income were stable compared with Q4 2010 and Q1 2010.

The International business continued to grow in Q1 2011 with gross written premium for the quarter up 28% on the same quarter in 2010. The Italian business performed strongly due largely to the Fiat partnership and the German business also increased gross written premium by 4% against Q1 2010 in a flat market.

Q1 2011 compared with Q4 2010
•	There was a return to profitability with an operating profit of £67 million in Q1 2011, compared with a Q4 2010 operating loss of £9 million, driven by lower claims.

•	Claims fell by £114 million, 13%, largely because there was no repeat of December 2010’s severe weather.

•	The total number of in-force policies increased marginally due to new travel policy business from the Nationwide Building Society partnership.

Q1 2011 compared with Q1 2010
•
The operating profit of £67 million for Q1 2011 was a significant improvement from the loss of £50 million in Q1 2010. An £80 million decrease in income was more than offset by a £182 million reduction in claims.

•	Net claims were 19% lower reflecting the de-risking of the portfolio and improved performance in motor.

RBS Insurance (continued)

Key points (continued)

Q1 2011 compared with Q1 2010 (continued)
•
Total income was down 7% compared with Q1 2010, driven by the managed reduction in the risk of the UK motor book throughout 2010 and into 2011 and the exit of the motor broker business. The fall in in-force policies was partially offset by significant premium increases, in line with industry trends. Average motor premiums for RBS Insurance were up 9% in Q1 2011 compared with Q1 2010.

•
Total expenses of £219 million were broadly stable. However, as RBS Insurance prepares to reshape for divestment, certain functions and capability (including systems development) are being developed to replace services provided by RBS Group. This results in a switch from indirect expenses to staff and other direct expenses.

Central items

	Quarter ended
	31 March 2011	31 December 2010	31 March 2010
	£m	£m	£m

Central items not allocated	(43)	115	337

Note:
(1)	Costs/charges are denoted by brackets.

Funding and operating costs have been allocated to operating divisions based on direct service usage, the requirement for market funding and other appropriate drivers where services span more than one division.

Residual unallocated items relate to volatile corporate items that do not naturally reside within a division.

Key points

Q1 2011 compared with Q4 2010
•
Central items not allocated represented a charge of £43 million versus a credit of £115 million in the previous quarter. This movement was primarily due to lower net gains and adverse IFRS volatility and other volatile Treasury items.

Q1 2011 compared with Q1 2010
•
Central items not allocated represented a net charge of £43 million versus a credit of £337 million in Q1 2010. This movement is primarily driven by a £170 million VAT recovery in Q1 2010 which was not repeated as well as unallocated Group Treasury items, including the impact of economic hedges that do not qualify for IFRS hedge accounting.

Non-Core

	Quarter ended
	31 March 2011	31 December 2010	31 March 2010
	£m	£m	£m

Income statement
Net interest income	303	419	568

Net fees and commissions	47	166	104
Loss from trading activities	(298)	(152)	(131)
Insurance net premium income	138	181	168
Other operating income
- rental income	192	218	187
- other (1)	104	(511)	21

Non-interest income	183	(98)	349

Total income	486	321	917

Direct expenses
- staff	(91)	(105)	(252)
- operating lease depreciation	(87)	(108)	(109)
- other	(69)	(141)	(156)
Indirect expenses	(76)	(127)	(122)

	(323)	(481)	(639)

Operating profit/(loss) before other operating charges and impairment losses	163	(160)	278
Insurance net claims	(128)	(245)	(133)
Impairment losses	(1,075)	(1,211)	(1,704)

Operating loss	(1,040)	(1,616)	(1,559)

Note:
(1)	Includes losses on disposals (quarter ended 31 March 2011 - £35 million; quarter ended 31 December 2010 - £247 million; quarter ended 31 March 2010 - £1 million).

Non-Core (continued)

	Quarter ended
	31 March 2011	31 December 2010	31 March 2010
	£m	£m	£m

Analysis of income by business
Banking & portfolios	598	157	630
International businesses & portfolios	89	84	269
Markets	(201)	80	18

Total income	486	321	917

Loss from trading activities
Monoline exposures	(130)	(57)	-
Credit derivative product companies	(40)	(38)	(31)
Asset-backed products (1)	66	33	(55)
Other credit exotics	(168)	21	11
Equities	1	11	(7)
Banking book hedges	(29)	(70)	(36)
Other (2)	2	(52)	(13)

	(298)	(152)	(131)

Impairment losses
Banking & portfolios	1,058	1,258	1,579
International businesses & portfolios	20	59	68
Markets	(3)	(106)	57

Total impairment losses	1,075	1,211	1,704

Loan impairment charge as % of gross customer loans and advances (excluding reverse repurchase agreements) (3)
Banking & portfolios	4.1%	4.6%	4.7%
International businesses & portfolios	2.1%	5.2%	2.1%
Markets	(0.1%)	(38.4%)	55.1%

Total	4.0%	4.4%	4.6%

Notes:
(1)	Asset-backed products include super senior asset-backed structures and other asset-backed products.
(2)	Includes profits in RBS Sempra Commodities JV (quarter ended 31 March 2011 - nil; quarter ended 31 December 2010 - £19 million; quarter ended 31 March 2010 - £127 million).
(3)	Includes disposal groups.

Non-Core (continued)

Key metrics
	Quarter ended
	31 March 2011	31 December 2010	31 March 2010

Performance ratios
Net interest margin	0.90%	1.09%	1.27%
Cost:income ratio	66%	150%	70%
Adjusted cost:income ratio	90%	633%	82%

	31 March 2011	31 December 2010		31 March 2010
	£bn	£bn	Change	£bn	Change

Capital and balance sheet (1)
Total third party assets (excluding derivatives)	124.8	137.9	(9%)	193.5	(36%)
Total third party assets (including derivatives)	137.1	153.9	(11%)	212.6	(36%)
Loans and advances to customers (gross)	101.0	108.4	(7%)	141.2	(28%)
Customer deposits	7.1	6.7	6%	10.2	(30%)
Risk elements in lending	24.0	23.4	3%	24.0	-
Risk-weighted assets (2)	128.5	153.7	(16%)	164.3	(22%)

Notes:
(1)	Includes disposal groups.
(2)
Includes RBS Sempra Commodities JV (31 March 2011 Third party assets (TPAs) £3.9 billion, RWAs £2.4 billion; 31 December 2010 TPAs £6.7 billion, RWAs £4.3 billion; 31 March 2010 TPAs £14.0 billion, RWAs £11.1 billion).

	31 March 2011	31 December 2010	31 March 2010
	£m	£m	£m

Gross customer loans and advances
Banking & portfolios	98.0	104.9	132.3
International businesses & portfolios	2.9	3.5	8.8
Markets	0.1	-	0.1

	101.0	108.4	141.2

Risk-weighted assets
Banking & portfolios	76.5	83.5	94.3
International businesses & portfolios	5.1	5.6	10.6
Markets	46.9	64.6	59.4

	128.5	153.7	164.3

Non-Core (continued)

Third party assets (excluding derivatives)

Quarter ended 31 March 2011
	31 December 2010	Run-off	Disposals/ restructuring	Drawings/ roll overs	Impairments	FX	31 March 2011
	£bn	£bn	£bn	£bn	£bn	£bn	£bn

Commercial real estate	42.6	(3.0)	(0.4)	0.2	(1.0)	0.3	38.7
Corporate	59.8	(1.9)	(2.4)	0.8	-	(0.3)	56.0
SME	3.7	(0.6)	-	-	-	-	3.1
Retail	9.0	(0.4)	-	-	(0.1)	(0.2)	8.3
Other	2.5	-	-	-	-	-	2.5
Markets	13.6	(1.1)	-	0.1	-	(0.3)	12.3

Total (excluding derivatives)	131.2	(7.0)	(2.8)	1.1	(1.1)	(0.5)	120.9
Markets - RBS Sempra Commodities JV	6.7	(0.3)	(2.3)	-	-	(0.2)	3.9

Total (1)	137.9	(7.3)	(5.1)	1.1	(1.1)	(0.7)	124.8

Quarter ended 31 December 2010
	30 September 2010	Run-off	Disposals/ restructuring	Drawings/ roll overs	Impairments	FX	31 December 2010
	£bn	£bn	£bn	£bn	£bn	£bn	£bn

Commercial real estate	46.5	(2.3)	(0.8)	0.4	(1.2)	-	42.6
Corporate	66.1	(2.0)	(4.9)	0.4	-	0.2	59.8
SME	3.9	(0.3)	-	0.1	-	-	3.7
Retail	10.3	(0.6)	(0.7)	-	(0.1)	0.1	9.0
Other	2.6	(0.1)	-	-	-	-	2.5
Markets	16.5	0.2	(3.7)	0.3	0.1	0.2	13.6

Total (excluding derivatives)	145.9	(5.1)	(10.1)	1.2	(1.2)	0.5	131.2
Markets - RBS Sempra Commodities JV	8.3	1.4	(3.0)	-	-	-	6.7

Total (1)	154.2	(3.7)	(13.1)	1.2	(1.2)	0.5	137.9

Quarter ended 31 March 2010
	31 December 2009	Run-off	Disposals/ restructuring	Drawings/ roll overs	Impairments	FX	31 March 2010
	£bn	£bn	£bn	£bn	£bn	£bn	£bn

Commercial real estate	51.3	(1.5)	-	0.2	(1.1)	0.6	49.5
Corporate	82.6	(4.6)	(1.2)	0.4	(0.4)	2.0	78.8
SME	3.9	-	-	-	-	0.1	4.0
Retail	19.9	(0.4)	(0.2)	0.1	(0.2)	0.6	19.8
Other	4.7	(1.6)	-	0.2	-	-	3.3
Markets	24.4	(1.2)	(0.3)	-	-	1.2	24.1

Total (excluding derivatives)	186.8	(9.3)	(1.7)	0.9	(1.7)	4.5	179.5
Markets - RBS Sempra Commodities JV	14.2	(1.2)	-	-	-	1.0	14.0

Total (1)	201.0	(10.5)	(1.7)	0.9	(1.7)	5.5	193.5

Note:
(1)	£7 billion of disposals have been signed as of 31 March 2011 but are pending closing (31 December 2010 - £12 billion; 31 March 2010 - £2 billion).

Non-Core (continued)

	Quarter ended
	31 March 2011	31 December 2010	31 March 2010
	£m	£m	£m

Loan impairment losses by donating division and sector

UK Retail
Mortgages	(3)	1	3
Personal	3	2	2

Total UK Retail	-	3	5

UK Corporate
Manufacturing and infrastructure	-	5	(5)
Property and construction	13	103	54
Transport	20	(20)	-
Banks and financials	3	51	24
Lombard	18	50	25
Other	11	50	57

Total UK Corporate	65	239	155

Ulster Bank
Mortgages	-	-	20
Commercial real estate
- investment	223	206	99
- development	503	596	362
Other corporate	107	(19)	51
Other EMEA	6	6	20

Total Ulster Bank	839	789	552

US Retail & Commercial
Auto and consumer	25	37	15
Cards	(7)	3	14
SBO/home equity	53	51	102
Residential mortgages	4	(1)	12
Commercial real estate	19	31	63
Commercial and other	(3)	2	2

Total US Retail & Commercial	91	123	208

Global Banking & Markets
Manufacturing and infrastructure	(2)	15	29
Property and construction	105	176	472
Transport	(6)	24	1
Telecoms, media and technology	(11)	(23)	(11)
Banks and financials	1	19	161
Other	(8)	(163)	101

Total Global Banking & Markets	79	48	753

Other
Wealth	1	-	28
Global Transaction Services	-	7	3
Central items	-	2	-

Total Other	1	9	31

Total impairment losses	1,075	1,211	1,704

Non-Core (continued)

	31 March 2011	31 December 2010	31 March 2010
	£bn	£bn	£bn

Gross loans and advances to customers (excluding reverse repurchase agreements) by donating division and sector

UK Retail
Mortgages	1.6	1.6	1.8
Personal	0.3	0.4	0.6

Total UK Retail	1.9	2.0	2.4

UK Corporate
Manufacturing and infrastructure	0.2	0.3	0.4
Property and construction	8.0	11.4	13.2
Transport	5.1	5.4	5.8
Banks and financials	0.8	0.8	1.0
Lombard	1.5	1.7	2.7
Invoice finance	-	-	0.4
Other	7.5	7.4	9.2

Total UK Corporate	23.1	27.0	32.7

Ulster Bank
Mortgages	-	-	6.1
Commercial real estate
- investment	3.9	4.0	2.8
- development	8.9	8.4	5.7
Other corporate	2.0	2.2	1.3
Other EMEA	0.5	0.4	1.1

Total Ulster Bank	15.3	15.0	17.0

US Retail & Commercial
Auto and consumer	2.4	2.6	3.2
Cards	0.1	0.1	0.2
SBO/home equity	2.9	3.2	3.7
Residential mortgages	0.7	0.7	1.2
Commercial real estate	1.4	1.5	2.0
Commercial and other	0.4	0.5	0.8

Total US Retail & Commercial	7.9	8.6	11.1

Global Banking & Markets
Manufacturing and infrastructure	8.9	8.7	17.2
Property and construction	19.1	19.6	23.4
Transport	4.5	5.5	6.0
Telecoms, media and technology	1.1	0.9	3.4
Banks and financials	11.1	12.0	16.1
Other	8.2	9.0	11.7

Total Global Banking & Markets	52.9	55.7	77.8

Other
Wealth	0.4	0.4	2.4
Global Transaction Services	0.2	0.3	0.8
RBS Insurance	0.1	0.2	0.2
Central items	(1.0)	(1.0)	(4.3)

Total Other	(0.3)	(0.1)	(0.9)

Gross loans and advances to customers (excluding reverse repurchase
agreements)	100.8	108.2	140.1

Non-Core (continued)

Key points
Non-Core continues to make good progress in balance sheet reduction and is on track to reduce funded assets to below £100 billion by the end of 2011. 24 of 30 country/whole business exits have been agreed or completed, and so far this year Non-Core has signed and/or completed over 190 portfolio asset disposals and run-off.

Momentum continues from the previous year - Non-Core has now realised £6 billion of the £12 billion of transactions signed but not completed by the end of 2010, which included assets totalling £3 billion which were returned to Core in preparation for the sale of the RBS England and Wales branch-based business to Santander.

Overall Q1 2011 saw a reduction of £13 billion in assets and Non-Core continues to develop a healthy pipeline of transactions, typically with a six to nine month execution cycle. At the end of Q1 2011 there were signed but not completed transactions totalling £7 billion, including those remaining from end 2010.

Since December 2009, headcount has fallen from 15,100 to 6,700, largely as a result of the completion of country exits.

The division is central to the strategy which will return RBS Group to standalone strength, and Non-Core continues to deliver results in what is a challenging and complex environment with significant regulatory headwinds.

As Non-Core continues to reduce, income and expenses are falling in line with expectations. Impairments remain high, driven by continued difficulties in Ireland, where high impairment charges are expected to persist. Non-Core is also still experiencing higher impairment charges in real estate. Across the remaining book impairment losses have eased as fewer cases flow into restructuring units.

Q1 2011 compared with Q4 2010
•
Non-Core made further progress in its asset reduction programme, with third party assets (excluding derivatives) declining by £13 billion to £125 billion, driven by disposals of £5 billion and run-off of £7 billion which included £3 billion of assets transferred to Core in preparation for the sale of the RBS England and Wales branch-based business to Santander.

•	Risk-weighted assets decreased by £25 billion driven principally by asset run-off, changes in certain asset reclassifications, and foreign exchange movements.

•	Non-Core operating loss was £1,040 million in the first quarter, compared with £1,616 million in Q4 2010. This primarily reflects:

	○	Continued decrease in net interest income, reflecting ongoing balance sheet reduction.
	○	Higher trading losses of £298 million, reflecting costs of portfolio de-risking and net losses, after CVA, on monoline related structures.
	○	Fair value gains arising from equity positions held in restructured assets.
	○	Lower expenses following exits from a number of countries in 2010.
	○	Impairments were lower, reflecting the improving corporate environment, but with continued high impairment levels in Ulster Bank.

Non-Core (continued)

Key points (continued)

Q1 2011 compared with Q1 2010
•	Third party assets have declined £69 billion (36%) since Q1 2010 reflecting run-off (£30 billion) and disposals (£37 billion).

•	Risk-weighted assets were £36 billion lower, driven principally by disposals and run-offs, offset by increases from regulatory changes.

•
In addition to the impact of continuing balance sheet reduction on net interest income, non-interest income was lower as a result of higher disposal losses, increased trading losses and a fall in associated income following the sale of the RBS Sempra Commodities joint venture in the second half of 2010.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:  6 May 2011

THE ROYAL BANK OF SCOTLAND GROUP plc (Registrant)

By:	/s/ Jan Cargill

Name: Title:	Jan Cargill Deputy Secretary